

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Dr. Klaus Patzak Corporate Vice President and Controller
Mr. Solms U. Wittig
General Counsel Corporate & Finance
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

  Re: Siemens Aktiengesellschaft
    Form 20-F for the Fiscal Year Ended September 30, 2009
    Filed December 4, 2009
    File No. 001-15174

Dear Dr. Patzak and Mr. Wittig:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Accounting Branch Chief